EXHIBIT 99.2

Westport Announces At-the-Market Equity Offering Program

VANCOUVER, British Columbia, Sept. 13, 2024 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT) (“Westport” or “The Company”) announces that it has established an at-the-market equity offering program (the “ATM Program”) that allows the Company to issue and sell up to US$35,000,000 (or its Canadian dollar equivalent) of common shares of the Company (the “Common Shares”) from treasury to the public, from time to time, at the Company’s discretion.

Distributions of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement dated September 13, 2024 (the “Distribution Agreement”) entered into among the Company and Craig-Hallum Capital Group LLC, H.C. Wainwright & Co., LLC (collectively the “U.S. Agents”) and Cormark Securities Inc. (the “Canadian Agent” and together with the U.S. Agents, the "Agents").

The ATM will allow Westport through the Agents, to, from time to time, offer and sell Common Shares, in Canada and the United States through the facilities of the TSX Stock Exchange ("TSX") and Nasdaq Global Select Markets ("Nasdaq"). The ATM Program will be effective until the earlier of: (i) the date that all of the Common Shares available for issue under the ATM Program have been sold; (ii) June 18, 2025; (iii) the date the Canadian Prospectus Supplement in respect of the ATM Program or the Canadian Base Shelf Prospectus is withdrawn; or (iv) the date that the ATM Program is terminated by the Company or the Agents.

The Company intends to use the net proceeds of the ATM Program primarily for funding investments in its hydrogen business, research and development and for general corporate purposes.

Any Common Shares sold through the ATM Program will be sold at prevailing market prices when issued: (i) in ordinary brokers' transactions on the Nasdaq, quoted or otherwise traded; or (ii) in ordinary brokers' transactions on the TSX. Since the Common Shares will be distributed at the prevailing market prices at the time of their sale or as otherwise permitted by law, prices may vary among purchasers and during the period of distribution.

The offer and sale of the Common Shares under the ATM Program will be made by means of a prospectus supplement dated September 13, 2024 (the “Canadian Prospectus Supplement”) to the Company’s existing shelf prospectus dated May 18, 2023 (the “Canadian Base Shelf Prospectus”) and pursuant to a prospectus supplement dated September 13, 2024 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base prospectus dated May 18, 2023 (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (File No. 333-271271) (the “Registration Statement”) and filed with the U.S. Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement and the Canadian Base Shelf Prospectus will be available on SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement will be available on EDGAR at http://www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws. Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include, but are not limited to, statements regarding the future offering of Common Shares pursuant to the ATM Program and the expected use of proceeds to be raised, if any. These forward looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to the volume of Common Shares traded on the Nasdaq and TSX over the period of the ATM Program and price and timing for any ATM Program share sales, issuance of Common Shares, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in the Canadian Prospectus Supplement, the Canadian Shelf Prospectus, the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement, as well as in the Company's continuous disclosure filings available under the Company's SEDAR+ profile at www.sedarplus.ca and under the Company's EDGAR profile at www.sec.gov. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by law.

Investor Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com